Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ADDED TO THE S&P/TSX GLOBAL MINING INDEX

TORONTO, ONTARIO – December 23, 2010 - Minera Andes Inc. (TSX: MAI and US OTC: MNEAF)– is pleased to announce that as a result of the Quarterly S&P/TSX index review, Standard & Poor’s Canadian Index Operations added Minera Andes to the S&P/TSX Global Mining Index effective December 20, 2010.

Also, further to the Company’s news release of November 22, 2010 an updated technical report on the San José Mine was filed on SEDAR today.

About Minera Andes

Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Andean Resources' Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Andean's Cerro Negro project in Santa Cruz Province. The Corporation had $10 million USD in cash as at September 30, 2010 with no bank debt. Rob McEwen, Chairman and CEO, owns 33% of the company.

This news release has been submitted by Perry Ing, Chief Financial Officer of the Corporation.  For further information, please contact Jim Duff or visit our Website: www.minandes.com.

Perry Ing
Chief Financial Officer
99 George St. 3rd Floor
Toronto, Ontario, Canada, M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results and management's understanding of proposed legislative changes. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include,

Minera Andes Inc.	News Release 10-21Page 1

but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.	News Release 10-21Page 2